

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3323

August 10, 2015

Chad M. Carpenter
Chief Executive Officer
Reven Housing REIT, Inc.
7911 Herschel Avenue, Suite 201
La Jolla, CA 92037

> **Re:** **Reven Housing REIT, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-11**
> **Filed July 28, 2015**
> **File No. 333-196282**

Dear Mr. Carpenter:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. It appears your auditors may have changed their name to Squar Milner LLP. Please revise the Expert section on page 169 and have your auditors revise their opinions and their consent.

Distribution Policy, page 50

2. We note your response to our prior comment 1 and that you continue to disclose a proposed range of distributions. We continue to believe that you should provide a detailed analysis regarding your basis for a proposed distribution range, including explaining how your negative estimated cash flow supports such distribution.

Alternatively, consider removing your disclosure regarding the proposed distribution range. We may have further comment.

Management's Discussion and Analysis, page 54

3. We note your response to prior comment 12 and the revised disclosure. Please revise to clarify how you define "delinquent tenant."

You may contact Jennifer Monick, Staff Accountant, at 202-551-3295 or Kevin Woody, Accounting Branch Chief at 202-551-3629 if have questions regarding comments on the financial statements and related matters. Please contact Peggy Kim, Staff Attorney, at 202-551-7262 or me at 202-551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Special Counsel
Office of Real Estate and
Commodities

cc: Daniel K. Donahue, Esq.
        Greenberg Traurig, LLP